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SECUR   **13026237**   MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 34061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/12___ AND ENDING ___9/30/13___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenman Parker Connally Greenman Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen, Suite 201
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Parker   _817 - 922 - 8000_
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – if individual, state last, first, middle name)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ James A. Parker _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Greenman Parker Connally Greenman Incorporated _____ , as of _____ September 30 _____ , 20 _ 13 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

DIANE K. GIBSON
Notary Public, State of Texas
My Comm. Expires Feb. 1, 2014

_____
Notary Public

_____
Signature

_____
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREENMAN PARKER CONNALLY
GREENMAN INCORPORATED

FINANCIAL REPORT

SEPTEMBER 30, 2013

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Greenman Parker Connally Greenman Incorporated

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Greenman Parker Connally Greenman Incorporated (the Company) as of September 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenman Parker Connally Greenman Incorporated as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 6, 2013

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Financial Condition
September 30, 2013

ASSETS

Cash	$ 183,721
Commissions receivable	29,809
Prepaid expenses	7,110
Clearing deposit	25,000
Cash value of life insurance	144,869
Property and equipment, net	2,947
TOTAL ASSETS	$ 393,456

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 4,512
Commissions payable	122,693
Accrued expenses	33,239
Income taxes payable	3,575
Total Liabilities	164,019

Stockholders' Equity

Common stock, no par value, 100,000 shares authorized, 30,000 shares issued and outstanding	6,000
Additional paid-in capital	6,000
Retained earnings	217,437
TOTAL STOCKHOLDERS' EQUITY	229,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 393,456

See notes to financial statements.   3

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Income
Year Ended September 30, 2013

Revenue

Securities commissions	$ 1,583,764
Investment advisory and referral fees	253,563
Other revenue	84
TOTAL REVENUE	1,837,411

Expenses

Compensation and related costs	1,550,912
Clearing charges	76,200
Occupancy and equipment	58,641
Other expenses	32,008
Communications	36,822
Promotion	20,630
Professional fees	13,693
Regulatory fees	15,414
TOTAL EXPENSES	1,804,320
Net income before provision for income taxes	33,091
Income taxes - federal	6,500
Income taxes - state	3,724
Total current provision for income taxes	10,224
NET INCOME	$ 22,867

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2013

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2012	30,000	$ 6,000	$ 6,000	$ 194,570	$ 206,570
Net income	-	-	-	22,867	22,867
Balances at September 30, 2013	30,000	$ 6,000	$ 6,000	$ 217,437	$ 229,437

See notes to financial statements.   5

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Statement of Cash Flows
Year Ended September 30, 2013

Cash flows from operating activities:

Net income	$ 22,867
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	528
Changes in assets and liabilities	
Increase in commissions receivable	(12,809)
Increase in prepaid expenses	(4,186)
Increase in cash value of life insurance	(10,562)
Increase in accounts payable	7
Increase in commissions payable	25,086
Increase in accrued expenses	12,542
Increase in income taxes payable	3,575
Net cash provided by operating activities	37,048
Net change in cash and cash equivalents	37,048
Cash and cash equivalents at beginning of year	146,673
Cash and cash equivalents at end of year	$ 183,721

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - federal	$ 2,925
Income taxes - state	$ 3,724

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Greenman Parker Connally Greenman Incorporated (the Company) was organized in May 1985 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

<u>Revenue Recognition</u>

General securities commissions and related clearing expenses are recorded on a trade date basis.

Investment advisory and referral are earned based on contractual percentages of client assets under management. The fees are billed in arrears.

<u>Advertising Costs</u>

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

<u>Income Taxes</u>

As of September 30, 2013, open Federal tax years include the tax years ended September 30, 2010 through September 30, 2012.

The Company is also subject to various state income taxes.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $74,511, which was $24,511 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 2.20 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 20,661
Accumulated depreciation	(17,714)
	$ 2,947

Depreciation expense for the year was $528 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to the net income before provision for federal income taxes, primarily due to permanent non-deductible differences.

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Notes to Financial Statements
September 30, 2013

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through September 2014. Future minimum lease payments due for each of the years ending September 30 are as follows:

2014	$	46,248
Thereafter		-
	$	46,248

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $46,923 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Stock Purchase Agreement

The shareholders of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholders' estates are obligated to sell to the Company, all shares of the common stock owned by the stockholders at their death. The purchase price required to be paid for the related stock as of September 30, 2013 was $6.67 per share. Under the buy-sell agreement, the Company has the right of first refusal concerning any proposed sale of stock by an existing shareholder.

Note 8 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation up to $14,500. Company matching contributions totaled $40,568 for the year, and included in compensation and related costs in the accompanying statement of income.

Note 9   -   Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 10 –   Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2013, through November 6, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

GREENMAN PARKER CONNALLY GREENMAN INCORPORATED
Supplementary Information
Pursuant to Rule 17a-5
September 30, 2013

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	229,437
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		7,110
Cash value of life insurance		144,869
Property and equipment, net		2,947
Total deductions and/or charges		154,926
Net Capital	$	74,511
Aggregate indebtedness		
Accounts payable		4,512
Commissions payable		122,693
Accrued expenses		33,239
Income taxes payable		3,575
Total aggregate indebtedness	$	164,019
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	24,511
Ratio of aggregate indebtedness to net capital		2.20

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2013 as filed by Greenman Parker Greenman Incorporated on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Greenman Parker Connally Greenman Incorporated

In planning and performing our audit of the financial statements of Greenman Parker Connally Greenman Incorporated (the Company), as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 6, 2013

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Greenman Parker Connally Greenman Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Greenman Parker Connally Greenman Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greenman Parker Connally Greenman Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Greenman Parker Connally Greenman Incorporated's management is responsible for Greenman Parker Connally Greenman Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

15

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 6, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

> 034061   FINRA   SEP
> GREENMAN PARKER CONNALLY
> 2800 S HULEN ST STE 201
> FORT WORTH TX 76109-1500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James A. Parker 817-922-8(4)(

2. A. General Assessment (item 2e from page 2) $ 3,797

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,882)

   _____
   Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   1,915

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,915

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 1,915

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenman Parker Connally Greenman, Inc.
(Name of Corporation, Partnership or other organization)

(signature)

Secretary / Treasurer

Dated the 15 day of October, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

                                    Documentation _____

Calculations _____

Exceptions

Forward Copy _____

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2012
and ending 9/30/2013

Eliminate cents

$ 1,837,412

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9 Code 4030)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities 0

(7) Net loss from securities in investment accounts. 0

Total additions

2c. Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 252,653

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 61,063

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5 Code 3960) $ 5,041

Enter the greater of line (i) or (ii) 5,041

Total deductions 318,757

2d. SIPC Net Operating Revenues $ 1,518,655

2e. General Assessment @ .0025 $ 3,797

18